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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                            LENNOX INTERNATIONAL INC.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                    526107107
                                 (CUSIP Number)


                                November 1, 2000
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)
|_|      Rule 13d-1(c)
|X|      Rule 13d-1(d)


                                Page 1 of 4
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CUSIP No. 526107107                  13 G                      Page 2 of 4 Pages

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  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AOC Corporation
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  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |X|
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  3      SEC USE ONLY
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  4      CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas

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      NUMBER OF
        SHARES          5     SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY               2,695,770 shares
         EACH
      REPORTING         6     SHARED VOTING POWER
        PERSON
         WITH                 0 shares

                        7     SOLE DISPOSITIVE POWER
                              2,695,770 shares

                        8     SHARED DISPOSITIVE POWER

                             0 shares
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  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,695,770 shares
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  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         |_|

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  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.9%
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  12     TYPE OF REPORTING PERSON*

         CO
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

                            STATEMENT ON SCHEDULE 13G

         AOC  Corporation  hereby  amends and  supplements  its  Statement on
Schedule 13G as originally filed on February 14, 2000 (the "Original Statement"), with respect to common stock, par value $.01 per share (the "Common Stock"), of Lennox International Inc., a Delaware corporation ("Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

Item 4. Ownership.

        Item 4 of the Original Schedule is hereby amended and supplemented as follows as of November 1, 2000:

        (a)      Amount beneficially owned:  2,695,770 shares

        (b)      Percent of class: 4.9%

        (c)      Number of shares as to which the reporting person has:

                 (i)      sole power to vote or direct the vote:  2,695,770

                 (ii)     shared power to vote or direct the vote:  0

                 (iii)    sole power to dispose or to direct the disposition of:
                          2,695,770

                 (iv)     shared power to dispose or to direct the disposition
                          of:  0

Item 5.           Ownership of Five Percent or Less of a Class.

                  This amendment to the Original Statement is being filed to report the fact that as of the date hereof A.O.C. Corporation has ceased to be the beneficial owner of more than five percent of the Common Stock of the Company. |X|

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   November 15, 2000


                                             AOC Corporation


                                             /s/ John W. Norris, Jr.
                                             -----------------------------------
                                             John W. Norris, Jr.
                                             Title:  Chairman of the Board